Exhibit 99.1

Icon Energy Corp. Provides Commercial Update

Athens, Greece, September 17, 2026 (GLOBE NEWSWIRE) - Icon Energy Corp. (“Icon” or the “Company”) (Nasdaq: ICON), an international shipping company providing worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels, provides a commercial update.

Fleet

Icon generates revenue by chartering its vessels to regional and international dry bulk operators, commodity traders and end users, primarily on time charters (“TC”) (either index-linked or fixed rate) or voyage charters, depending on market conditions, available opportunities, and other strategic and tactical considerations. As of the date hereof, Icon’s fleet comprised of the following dry bulk vessels:

Charter expiration
Vessel name	Vessel type	Charter type	Earliest	Latest
Alfa	Panamax	Fixed rate TC(1)	December 2026	Evergreen(2)
Bravo	Kamsarmax	Index-linked TC	Evergreen(2)	Evergreen(2)
Charlie	Ultramax	Index-linked TC(3)	August 2027	December 2027

Icon’s vessels currently employed on index-linked time charters, earn hire at floating rates linked to the Baltic Panamax Index and the Baltic Supramax Index. This strategy enables Icon to maintain high fleet utilization while preserving exposure to market upside.

Icon also has the option to convert each floating hire rate to a fixed rate, at a time and for a period of its choosing, thereby locking in forward earnings. As of the date hereof, Icon has exercised this option for the M/V Alfa, whose floating, index-linked, hire rate was converted to a fixed rate of $18,000 per day for the seven-month period from June to December 2026. The M/V Bravo and the M/V Charlie continue to earn hire at index-linked rates, resulting in a charter portfolio that blends fixed and floating rate exposure to provide cash flow visibility and upside potential.

Under all contracts, fuel costs are borne by the charterers, keeping Icon insulated from the direct impact of oil price volatility on its cost base, which is particularly relevant in light of recent swings in oil markets.

As of the date hereof, the Minimum Contracted Revenue expected to be recognized by Icon from these contracts is estimated at approximately $11 million.

Co-Investment Strategy

Icon complements its core dry bulk business through selective co-investments in adjacent maritime opportunities alongside experienced industry partners. As of the date hereof, Icon has made the following co-investments under this strategy:

(1) Index-linked daily hire rate converted to a fixed rate of $18,000 from June to December 2026
(2) The charter continues indefinitely, subject to 3 months’ termination notice by either party
(3) In addition to the daily hire rate, Icon is also entitled to receive part of the fuel cost savings to be realized by the charterer through the use of the vessel’s scrubber

Sector	Vessel description	Charter type	Charter expiration	Investment type
Containership	2,000 TEU geared container feeder with high reefer capacity, built in 2008	Fixed rate TC to an investment-grade liner operator at a fixed hire rate of $26,500 per day	June 2028 at the earliest	4.6% equity interest

Icon expects future co-investments under this framework, if any, to be pursued opportunistically and with disciplined sizing as passive, non-controlling positions, seeking to enhance returns while preserving Icon’s operational focus. In addition, this strategy is expected to expand market intelligence, broaden Icon’s network, and provide access to the expertise, insights and perspectives of other skilled investors and operators. It is also expected to deepen Icon’s understanding of adjacent maritime sectors and reveal potential areas for future strategic expansion.

Earnings update

The gross hire rate across Icon’s fleet in the third quarter of 2026 is expected to average approximately $19,000 per vessel per day, a 23% increase from approximately $15,500 in the same quarter last year.

Additionally, the fleet has achieved 100% Vessel Utilization during the quarter so far. With all vessel drydockings completed between December 2025 and June 2026, no further scheduled downtime or related capital expenditures are anticipated until the second quarter of 2029. This positions the fleet to capitalize on the prevailing strength in the dry bulk market and to generate revenue on an uninterrupted basis for the remainder of the year and beyond.

Market Commentary

While global attention remains largely focused on the conflict between the United States and Iran, the developments in the Strait of Hormuz, and their impact on the oil tanker markets, the dry bulk market has continued to gain momentum and has remained firm through the current point in the third quarter of 2026, led by broad-based gains in the larger vessel segments and extending into the smaller sizes.

The Baltic Dry Index climbed to its highest level since December 2023, propelled by resilient commodity flows and strong demand across key trade routes. Robust iron ore shipments from Brazil to China and surging bauxite exports from West Africa underpinned the momentum, and near record corn exports from Argentina helped offset disrupted Ukrainian supplies.

Looking ahead, volatility is expected to remain elevated amid persistent global geopolitical uncertainty. Nevertheless, the near-term outlook is supported by the fourth quarter’s historically strong seasonal market performance, and the medium-to-long-term fundamentals remain constructive as industry research points to a secular tightening of supply-demand dynamics, driven by evolving trade flows and stable commodity demand that are expected to outpace fleet growth.

Key Performance Indicators used in this Press Release

Minimum Contracted Revenue. Minimum Contracted Revenue is estimated by reference to the contracted period and hire rate, net of charterers’ commissions but before brokerage and commercial management commissions and assuming no unforeseen off-hire days. For index-linked contracts, minimum contracted revenue is estimated by reference to the average of the relevant index during the 15 days preceding the calculation date.

Ownership Days. Ownership Days are the total days we owned our vessels (or right-of-use asset under finance lease) during the relevant period. We use this to measure the size of our fleet over a period. Vessels in which the Company holds non-controlling interests are not included in this calculation.

Available Days. Available Days are the Ownership Days, less any days during which our vessels were unable to be used for their intended purpose as a result of scheduled maintenance, upgrades, modifications, drydockings, special or intermediate surveys, or changes in ownership logistics, including positioning for and repositioning from such events. We use this to measure the number of days in a period during which our vessels should be capable of generating revenues.

Operating Days. Operating Days are the Available Days, less any days during which our vessels were unable to be used for their intended purpose as a result of unforeseen events and circumstances. We use this to measure the number of days in a period during which our vessels actually generated revenues.

Vessel Utilization. Vessel Utilization is the ratio of Operating Days to Available Days, measuring the days during which our vessels actually generated revenues as a percentage of the days during which our vessels should be capable of generating revenues.

About Icon Energy Corp.

Icon is an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels. Icon maintains its principal executive office in Athens, Greece, and its common shares trade on the Nasdaq Capital Market under the symbol “ICON.”

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.” Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions, or strategies regarding the future such as vessel employment or charter types or co-investments, amongst other things, and are therefore statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the SEC. As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things, the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics; and other factors listed from time to time in the Company’s filings with the SEC. For more discussion of the risks that could impact forward-looking statements, you are encouraged to review the discussion under the title “Risk Factors” in the Company’s most recent Annual Report on Form 20-F and other factors and risks listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information

Icon Energy Corp.
Dennis Psachos
Chief Financial Officer
+30 211 88 81 300
ir@icon-nrg.com
www.icon-nrg.com